Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(Commission File No. 001-40116)

The following is a press release issued by AdTheorent on August 12, 2021.

AdTheorent Recognized for Programmatic Marketing Innovation in 2021 For Second Consecutive Year in MarTech Breakthrough Awards Program

Company recognized for its advanced machine learning capabilities and privacy-forward approach

NEW YORK., August 12, 2021 – AdTheorent, Inc., a programmatic digital advertising leader using advanced machine learning technology and solutions to deliver real-world value for advertisers and marketers, today announced that it has been selected as the winner of the “Programmatic Marketing Innovation” award in the MarTech Breakthrough Awards program conducted by MarTech Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies and products in the global marketing, sales and advertising technology industry today.

AdTheorent's privacy-forward programmatic marketing platform uses market-leading data science and machine learning (ML) capabilities to deliver client-specific business outcomes for top brands. AdTheorent’s proprietary suite of tools and methodologies maximize campaign performance and drive superior ROI for advertisers.

Operating at massive scale, AdTheorent’s platform optimizes ad targeting by evaluating and assigning predictive scores to more than 87 billion impressions daily, bidding on less than .01% of impressions scored. AdTheorent’s data scientists have deep experience using ML tools such as Python, R., Scala and Spark to build and manage more than 1,000 individual ML models at any given moment. For each campaign, AdTheorent’s data scientists build and deploy into AdTheorent’s platform custom ML models tailored to drive business goals designated by customers.

“AdTheorent’s Predictive Advertising approach operationalizes ML models and predictive decisioning as part of its core bidding framework, using custom ML models to reach consumers with the highest likelihood of completing advertiser-specific outcomes without relying on user-specific personal profiles and individualized data,” said Jim Lawson, CEO of AdTheorent. “AdTheorent’s privacy-forward approach is well-suited for the future as individual user identifiers such as cookies and device IDs become less available for advertisers. We are grateful to be honored again by MarTech Breakthrough for our innovation and achievement in programmatic advertising.”

The mission of the MarTech Breakthrough Awards is to honor excellence and recognize the innovation, hard work and success in a range of marketing, sales and advertising technology related categories, including marketing automation, market research and customer experience, AdTech, SalesTech, marketing analytics, content and social marketing, mobile marketing and many more. This year’s program attracted more than 2,850 nominations from over 17 different countries throughout the world.

“Targeting digital ads programmatically without relying on user-specific personal profiles and individualized data is only truly possible with advanced machine learning. AdTheorent's privacy-forward platform delivers on this potential, changing what digital ad targeting can be.” said James Johnson, Managing Director at MarTech Breakthrough. “AdTheorent’s machine learning platform is a ‘breakthrough’ system in the advertising market today and we are thrilled to recognize them this year with our ‘Programmatic Marketing Innovation’ award.”

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About AdTheorent

AdTheorent uses advanced machine learning technology and solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards. AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years. Additionally, AdTheorent is the only five-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award." AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada. For more information, visit adtheorent.com. On July 27, 2021, AdTheorent and MCAP Acquisition Corporation (NASDAQ: MACQ) (“MCAP”), a publicly-traded special purpose acquisition company, sponsored by an affiliate of Chicago-based asset manager Monroe Capital LLC, entered into a definitive business combination agreement in which AdTheorent will be merged with MCAP. Upon closing of the transaction, the combined company will be named AdTheorent, Inc. and it is expected to remain listed on the NASDAQ Capital Market. For more information visit: https://www.mcapacquisitioncorp.com/

About MarTech Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for global technology innovation and leadership, the MarTech Breakthrough Awards program is devoted to honoring excellence in marketing, ad and sales technology companies, products and people. The MarTech Breakthrough Awards provide a platform for public recognition around the achievements of breakthrough marketing technology companies and products in categories including marketing automation, AdTech, SalesTech, marketing analytics, CRM, content and social marketing, website, SEM, mobile marketing and more. For more information, visit MarTechBreakthrough.com.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger with AdTheorent, Inc. (“AdTheorent”), MCAP Acquisition Corporation (“MCAP”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement/prospectus of MCAP, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and stockholders of AdTheorent and MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed AdTheorent, MCAP and the proposed business combination transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.